Law Office of Andrea Cataneo Ltd.
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81 Meadowbrook Road                         (973) 442-9944 Fax (973)442-9933
Randolph, NJ 07869                          E-Mail:    Andrea@backeast.com



February 9, 2001

Barbara C.  Jacobs, Assistant Director
MAIL STOP 4-6
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0306

          Re:   Cavalcade of Sports Network, Inc.
                (the "Registrant" or the "Company")
                Withdrawal of 10-SB
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Dear Ms. Jacobs:

It is at your recommendation that I submit this application for withdrawal of the above named registrant's Form 10-SB. By authorization of the registrant, I hereby apply for withdrawal of the Form 10-SB, and the amendment made thereto, filed on December 13th and 14th of 2000, respectively, for Cavalcade of Sports Media, Inc. bearing your file number 000-32119.


Respectfully,


/s/ Andrea Cataneo
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Andrea Cataneo, Esq.